Consent of Independent Registered Public Accounting Firm

The Board of Directors
EchoStar DBS Corporation:

We consent to the use of our report dated March 29, 2005, with respect to the consolidated balance sheets of EchoStar DBS Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholder’s equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
March 31, 2005